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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended December 31, 2004

Xcel Energy Inc.
(Name of Registered Holding Company)

800 Nicollet Mall, Minneapolis, Minnesota 55402
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3
may be directed to either:

Teresa S. Madden
Vice President and Controller
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401
(612) 330-6177

or

Michael C. Connelly
Deputy General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(612) 215-4580

XCEL ENERGY INC.
FORM U-9C-3
For the Quarter Ended December 31, 2004

Item 1.—ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Organization	Percentage Of Voting Securities Held	Nature Of Business
Xcel Energy Inc. (Xcel Energy)
Xcel Energy Retail Holdings Inc. (a)
* XERS Inc.	Energy related	December 4, 2000	DE	100%	Inactive entity previously operated as a retailer of electric power in targeted U.S. markets.
Xcel Energy Cadence Inc. (a)	Energy related	August 28, 1997	CO	100%	Holds energy-related company
Cadence Network Inc.	Energy related	September 3, 1997	DE	22.22%	Energy management and consulting services; also brokering and marketing of energy commodities
* Planergy International Inc. (a)	Energy related	January 2, 1990	TX	100%	Inactive entity previously provided energy service to commercial and industrial customers
Planergy Services Inc. (a)	Energy related	July 30, 1987	DE	100%	Industrial energy audits
* Planergy Capital Associates Inc.	Energy related	June 19, 1981	CA	100%	Inactive entity with no significant operations
Xcel Energy Performance Contracting, Inc.	Energy related	August 20, 1993	MN	100%	Provides energy marketing and performance contracting services
* e prime Energy Marketing Inc.	Energy related	March 3, 1997	CO	100%	Inactive entity previously provided retail gas marketing services
* e prime Florida Inc.	Energy related	October 18, 1999	CO	100%	Inactive entity previously provided retail gas marketing services
* e prime Georgia Inc.	Energy related	June 10, 1999	GA	100%	Inactive entity previously provided retail gas marketing services
Xcel Energy Ventures Inc. (a)
*Texas-Ohio Pipeline Inc.	Energy related	June 22, 1990	TX	100%	Inactive entity previously owned and operated a gas pipeline
#Utility Engineering Corporation (UE) (a)	Energy related	August 14, 1985	TX	100%	Holds energy-related companies and is engaged in engineering, design and construction management, and invests in developing cogeneration and energy-related projects
Quixx Corporation (a)	Energy related	August 14, 1985	TX	100%	Invests in developing cogeneration and energy-related projects
Quixxlin Corporation (a)	Energy related	July 16, 1997	DE	100%	Owns .5% general partnership interest in Quixx Linden
Quixx Linden (GP)	Energy related	June 25, 1996	TX	0.50%	Owns and operates gas-fired cogeneration facility

Quixx Linden (LP)	Energy related	June 25, 1996	TX	43.18%	Owns and operates gas-fired cogeneration facility
Xcel Energy Markets Holdings Inc. (a)					Holding company for subsidiaries providing energy marketing services
* e prime Inc. (a)	Energy related	January 30,1995	CO	100%	Inactive entity previously held energy-related companies and engaged in energy marketing, trading and providing energy services
Young Gas Storage Company (a)	Energy related	July 6, 1993	DE	100%	Holds energy-related company
Young Gas Storage Company Ltd.	Energy related	June 30, 1993	CO	47.5%	Owns & operates underground gas storage facilities
NSP-Minnesota (a)
NSP Nuclear Corporation (a)	Energy related	November 19, 1999	MN	100%	Owns 20% interest in Nuclear Management Co.
Nuclear Management Company LLC	Energy related	February 26, 1999	WI	20%	Nuclear operating company that manages several nuclear plants for 5 different utilities.
Private Fuel Storage LLC	Energy related	September 6, 1995	DE	34.18%	Storage facility of spent nuclear fuel in Utah

(a)
Directly and/or indirectly holds securities in energy/gas related companies.

*—inactive entity

LP: Limited Partner, GP: General Partner.

#—Entered agreement to sell UE in March/2005

Narrative Description of Activities for Reporting Period

Cadence Network Inc.—Cadence Network Inc. provides a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations.

Utility Engineering Corporation—Utility Engineering Corporation (UE) is engaged in engineering, design, construction management and other miscellaneous services. On January 1, 2000, UE acquired Quixx Corporation (Quixx) and its subsidiaries from NC Enterprises. Quixx's primary business is investing in and developing cogeneration and energy-related projects. Quixx also holds water rights and certain other non-utility assets. Quixx currently has several subsidiaries, most of which hold interests in various energy-related investments.

On March 2, 2005, Xcel Energy agreed to sell UE to Zachry Group, Inc. Zachry agreed to acquire all of the outstanding shares of UE, including three UE subsidiaries: Precision Resource Co., a professional staffing company; Proto-Power Corp., an engineering and project management company dedicated to the nuclear power industry; and Universal Utility Services, LLC, a full-service industrial maintenance group. Quixx Corp. is not included in the transaction. Xcel Energy expects to record a small loss as a result of the transaction; however, the transaction is not expected to have a material effect on the financial condition of Xcel Energy. The transaction is subject to customary terms and conditions as to closing and is expected to be completed in April 2005.

Quixx Linden LP—Quixx Linden LP owns a 23 Mw natural gas fired cogeneration facility in Linden, New Jersey. Quixxlin Corporation, a wholly-owned subsidiary of Quixx, holds a 0.5% general partnership interest in this partnership. Quixx also directly holds a 43.18% limited partnership interest in Quixx Linden, L.P.

Nuclear Management Company LLC—Nuclear operating company that manages several nuclear plants for 5 different utilities.

Private Fuel Storage LLC—Storage facility of spent nuclear fuel in Utah.

Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

ISSUANCES AND RENEWALS OF SECURITIES (in thousands of dollars):

Company issuing security	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom security was issued	Collateral given with security	Consideration received for each security
e prime Energy Marketing	ST Debt	$11,740	Renewal	4.02%	Xcel Energy Retail	None	$11,740
Xcel Energy Retail	ST Debt	18,049	Renewal	4.02%	Planergy International Inc.	None	18,049
XERS Inc.	ST Debt	6,940	Renewal	4.02%	Xcel Energy Retail	None	6,940
XERS Inc.	ST Debt	60	Issue	4.02%	Xcel Energy Retail	None	60
Utility Engineering Corp.	ST Debt	89,000	Renewal	4.02%	Xcel Energy Wholesale Inc.	None	89,000
Quixx Corporation	ST Debt	66,400	Renewal	4.02%	Utility Engineering Corp.	None	66,400
Utility Engineering Corp.	ST Debt	3,369	Renewal	4.02%	Proto-Power Corporation	None	3,369
Utility Engineering Corp.	ST Debt	200	Issue	4.02%	Proto-Power Corporation	None	200
Utility Engineering Corp.	ST Debt	700	Renewal	4.02%	Universal Utility Services	None	700
Utility Engineering Corp.	ST Debt	200	Issue	4.02%	Universal Utility Services	None	200
Utility Engineering Corp.	ST Debt	1,075	Renewal	4.02%	Precision Resource Co.	None	1,075
Xcel Energy Markets Inc.	ST Debt	2,660	Renewal	4.02%	e prime, Inc.	None	2,660
Xcel Energy Markets Inc.	ST Debt	100	Issue	4.02%	e prime, Inc.	None	100
Utility Engineering Corp.	ST Debt	275	Renewal	4.02%	Proto-Power New York	None	275
Utility Engineering Corp.	ST Debt	26	Renewal	4.02%	Proto-Power Michigan	None	26
Xcel Energy Retail	ST Debt	1,500	Renewal	4.02%	Xcel Energy Performance Contract	None	1,500

CAPITAL CONTRIBUTIONS (in thousands of dollars):

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
NSP-Minnesota	Private Fuel Storage	410

Item 3.—ASSOCIATED TRANSACTIONS

Part I.—Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Utility Engineering Corp.	Public Service Company of Colorado	Engineering/Utility Professional Services	$12,857	—	—	$12,857
Utility Engineering Corp.	Southwestern Public Service Company	Engineering/Utility Professional Services	14,621	—	—	14,621
Utility Engineering Corp.	NSP-Minnesota	Engineering/Utility Professional Services	9,253	—	—	9,253
Utility Engineering Corp.	NSP-Wisconsin	Engineering/Utility Professional Services	509	—	—	509
Utility Engineering Corp.	Xcel Energy Services Inc.	Engineering/Utility Professional Services	1,508	—	—	1,508

Part II.—Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Quixx Linden LP	Quixx Power Services	Power plant operating management fee and expenses	$1,416	—	—	$1,416
Quixx Linden LP	Quixx Corporation	Partnership management fee	100	—	—	100
e prime Energy Marketing	Public Service Company of Colorado	Gas transportation services	2,436	—	—	2,436

Item 4.—SUMMARY OF AGGREGATE INVESTMENT

	(in thousands)
Investments in energy-related companies:
Total consolidated capitalization as of December 31, 2004	$12,336,873		Line 1
Total capitalization multiplied by 15%
(Line 1 multiplied by 0.15)	1,850,531		Line 2
Greater of $50 million or line 2		$1,850,531	Line 3
Total current aggregate investment: (categorized by major line of energy-related business)
Energy management services (Category I)	45,194
Brokering/Marketing services (Category V)	29,489
Utility engineering/construction services (Category VII)	493
Developing/Ownership QF's (Category VIII)	3,288

Total current aggregate investment		78,464	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$1,772,067	Line 5

Investments in gas-related companies:

NONE

Item 5.—OTHER INVESTMENTS (in thousands)

Major Line of Energy-Related Business (a)	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment
Brokering/Marketing services	$27,199	$27,199	N/A
Engineering and related services	$11,463	$11,463	N/A
Developing/Ownership QF's	$85,713	$85,713	N/A

  (a)
  Investments for these reporting companies, prior to March 23, 1997, were excluded from aggregate investments in Items 4. These reporting companies were subsidiaries, directly or indirectly, of Xcel Energy Inc.

Item 6.—FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements:

Omitted for the fourth quarter pursuant to instructions for Item 6.

B. Exhibits:

None

SIGNATURE

        The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

XCEL ENERGY INC.
/s/ TERESA S. MADDEN Teresa S. Madden Vice President and Controller
March 25, 2005

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the fourth quarter of 2004 was filed with Xcel Energy Inc.'s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado 1580 Logan Street Denver, CO 80203	South Dakota Public Utilities Commission 500 E. Capitol Ave. Pierre, SD 57501
Public Service Commission of Wyoming Hansen Building, Suite 300 2515 Warren Avenue Cheyenne, WY 82002	Public Service Commission of Wisconsin 610 North Whitney Way Madison, WI 53707
Public Utility Commission of Texas 1701 N. Congress Avenue Austin, Texas 78711	Michigan Public Service Commission 6545 Mercantile Way, Suite 7 Lansing, MI 48911
New Mexico Public Regulation Commission 224 E. Palace Avenue Santa Fe, NM 87503
Kansas Corporation Commission 1500 SW Arrowhead Road Topeka, KS 66604
Oklahoma Corporation Commission 2101 N. Lincoln Blvd., Suite 130 Oklahoma City, OK 73105
Minnesota Public Utilities Commission 121 E. 7th Place, Suite 350 St. Paul, MN 55101
North Dakota Public Service Commission 600 East Blvd. Bismarck, ND 58505

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Table of Contents
  Item 1.—ORGANIZATION CHART
  Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
  Item 3.—ASSOCIATED TRANSACTIONS
  Item 4.—SUMMARY OF AGGREGATE INVESTMENT
  Item 5.—OTHER INVESTMENTS (in thousands)
  Item 6.—FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURE